Exhibit 7.16

LIMITED GUARANTEE

Limited Guarantee, dated as of February 23, 2007 (this “Limited Guarantee”), by Colony Investor VII, L.P., a Delaware limited partnership (“Colony VII”), Colony Investor VIII, L.P., a Delaware limited partnership (“Colony VIII”) and Colony Parallel Investors VIII Holdings, L.P., a Delaware limited partnership (“Colony Parallel VIII” and together with Colony VII and Colony VIII, the “Guarantors”), in favor of Station Casinos, Inc., a Nevada corporation (the “Guaranteed Party”).  Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

1.             LIMITED GUARANTEE.  To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of February 23, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fertitta Colony Partners LLC, a Nevada limited liability company in which each Guarantor proposes to invest (“Parent”), FCP Acquisition Sub, a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, each Guarantor hereby, jointly and severally, absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, the due and punctual observance, performance and discharge of (i) the payment obligations of Parent and Merger Sub under Section 9.2(d) and 9.2(e) of the Merger Agreement (the “Reverse/Regulatory Termination Fee Obligations”) and (ii) the indemnification and expense reimbursement obligations of Parent under Sections 7.2(a), 7.9(a) and 7.10(b) of the Merger Agreement (the “Indemnification/Reimbursement Obligations” and together with the Reverse/Regulatory Termination Fee Obligations, the “Guaranteed Obligations”); provided that the aggregate maximum amount payable by the Guarantors hereunder, including all amounts paid by Parent or Merger Sub to the Guaranteed Party pursuant to Sections 7.2(a), 7.9(a), 7.10(b), 9.2(d) or 9.2(e), as the case may be, of the Merger Agreement and costs of payment and expense reimbursement obligations of the Guarantors under Section 10 hereof, shall not exceed One Hundred Seventy-Five Million Dollars ($175,000,000) (the “Maximum Amount”).

A payment demand under this Limited Guarantee shall be in writing and shall specify in reasonable detail why a payment is due with a specific statement that the Guaranteed Party is calling upon the Guarantors to pay under this Limited Guarantee.

2.             NATURE OF GUARANTEE.  Except as may be required by applicable law, the Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and neither any such filing nor the failure of the Guaranteed Party to so file shall affect the Guarantor’s obligations hereunder.  In the event that any payment to the Guaranteed Party hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made (subject to the terms hereof).  This is an unconditional guarantee of payment and not of collectibility and a separate action or actions may be brought and prosecuted against any Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Guarantor or whether Parent, Merger Sub or any other Guarantor is joined in any such action or actions.

3.             CHANGES IN OBLIGATIONS; CERTAIN WAIVERS.  Each Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of either Guarantor, extend the time of payment of any of the Guaranteed Obligations (provided that the foregoing shall be subject to the consent of Parent and Merger Sub to the extent such extension involves an amendment of the Merger Agreement), and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent and/or Merger Sub without in any way impairing or affecting the Guarantors’ obligations under this Limited Guarantee.  Each Guarantor agrees that the obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure (or delay) of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Guarantor; (b) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Guarantor; (c) the existence of any claim, set-off or other right which a Guarantor may have at any time against Parent or Merger Sub or the Guaranteed Party, whether in connection with the Guaranteed Obligations or otherwise; (d) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations; (e) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (f) the addition, substitution or release of any entity or other person interested in the transactions contemplated by the Merger Agreement; or (g) any change in the corporate existence, structure or ownership of Parent or Merger Sub.  To the fullest extent permitted by law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party.  Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind (except for notices to be provided in accordance with the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than fraud or willful misconduct by the Guaranteed Party or any of its subsidiaries or affiliates, defenses to the payment of the Guaranteed Obligations under the Merger Agreement or otherwise that are available to Parent or Merger Sub or breach by the Guaranteed Party of this Limited Guarantee).  Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

Each Guarantor hereby unconditionally and irrevocably covenants and agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of such Guarantor’s obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent and/or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent and/or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations shall have been paid in full in cash.  If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of such Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Limited Guarantee thereafter arising.

Upon payment of the Guaranteed Obligations in full in cash owing to the Guaranteed Party, each Guarantor shall be subrogated to the rights of the Guaranteed Party against Parent and Merger Sub, and the Guaranteed Party agrees to take, at the Guarantors’ expense, such steps as a Guarantor may reasonably request to implement such subrogation.

By acceptance of this Limited Guarantee, the Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its subsidiaries and affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against any Guarantor or Parent Affiliate (as defined below), except for claims against a Guarantor or a Successor Entity (as defined below) under this Limited Guarantee.  The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its subsidiaries and affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.  Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved (other than by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law)) of all or any portion of the Guaranteed Obligations under the Merger Agreement, each Guarantor shall be similarly relieved of the Guaranteed Obligations under this Limited Guarantee.

4.             NO WAIVER; CUMULATIVE RIGHTS.  No amendment or waiver of any provision of this Limited Guarantee shall be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is sought to be enforced.  No waiver by a party of any breach or violation of, or default under, this Limited Guarantee shall be deemed to extend to any prior or subsequent breach, violation or default hereunder or to affect in any way any rights arising by virtue of any such prior or subsequent occurrence.  No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power.  Each and every right, remedy and power hereby granted to the

Guaranteed Party or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

5.             REPRESENTATIONS AND WARRANTIES.  Each Guarantor, severally but not jointly, hereby represents and warrants as to itself that:

(a)           the Guarantor has all limited partnership power and authority to execute and deliver and perform this Limited Guarantee;

(b)           the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized by all necessary action and do not contravene, conflict with or result in any violation of  any provision of the Guarantor’s limited partnership agreement or any Law, regulation, rule, decree, order, judgment or contractual restriction applicable to or binding on the Guarantor or its assets;

(c)           all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d)           this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(e)           the Guarantor has the financial capacity to pay and perform the Guaranteed Obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill the Guaranteed Obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

6.             ASSIGNMENT.  Neither this Limited Guarantee nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

7.             NOTICES.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7):

if to a Guarantor:

c/o Colony Capital, LLC

1999 Avenue of the Stars, Suite 1200

Los Angeles, California  90067

Attention:                                         Jonathan H. Grunzweig

Joy Mallory

Fax:  (310) 407-7407

with a copies (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Thomas M. Cerabino

Fax:  (212) 728-9208

and

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California  90017

Attention:  Kenneth J. Baronsky

Fax:  (213) 892-4733

if to the Guaranteed Party:

Station Casinos, Inc.

c/o Special Committee of the Board of Directors

10973 West Summerlin Centre Drive

Las Vegas, Nevada  89135

Attention:  General Counsel

Fax:  (702) 221-6613

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California  90071

Attention:  Rod Guerra

Fax:  (213) 621-5217

8.             CONTINUING GUARANTEE.  This Limited Guarantee shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until the indefeasible payment and satisfaction in full of the Guaranteed Obligations.  Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantors shall have no further obligation under this Limited Guarantee upon the earliest to occur of (i) the Effective Time and payment of all obligations due by Parent and Merger Sub under the Merger Agreement at such time, (ii) termination of the Merger Agreement by mutual written consent pursuant to Section 9.1(a) thereof, (iii) termination of the Merger Agreement by Parent or the Guaranteed Party on or after the End Date pursuant to Section 9.1(b)(i) unless Parent is obligated to pay the Regulatory Termination Fee pursuant to Section 9.2(e) thereof and then upon the payment in full by Parent of the Regulatory Termination Fee, (iv) termination of the Merger Agreement by the Guaranteed Party pursuant to Section 9.1(c)(ii) thereof, or (v) termination of the Merger Agreement by Parent pursuant to Sections 9.1(b)(ii), 9.1(b)(iii) or 9.1(d) thereof; provided, however, that each Guarantor’s obligations under this Limited Guarantee solely with respect to the Indemnification/Reimbursement Obligations shall survive for a period of six (6) months following the occurrence of any of the termination events set forth in clause (iii), (iv) or (v) of this sentence; provided, further, that in the event any claim based upon, relating to or arising out of the Indemnification/Reimbursement Obligations is made by the Guaranteed Party to Parent, Merger Sub or a Guarantor in writing prior to expiration of such six month period, then such claim shall survive the expiration of the six month period until the final resolution thereof.

9.             NO RECOURSE.  The Guaranteed Party acknowledges that the sole asset of Parent is cash in a de minimis amount, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that each of the Guarantors is a limited partnership, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the undersigned or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing (collectively, but not including Parent or Merger Sub, each a “Guarantor or Parent Affiliate”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Parent against any Guarantor or Parent Affiliate (including by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover from a Guarantor (but not any Guarantor or Parent Affiliate (including any general partner or managing member)) under and to the extent provided in this Limited Guarantee and subject to the limitations described herein; provided, however, that in the event a Guarantor (i) consolidates with or merges with any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person such that the sum of such Guarantor’s remaining net assets plus uncalled capital is less than the Maximum Amount, then, and in each such case, the Guaranteed Party may seek recourse, whether by enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the liability of such Guarantor hereunder.  Recourse against the Guarantors and a Successor Entity under and pursuant to the terms of this Limited Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantors and Guarantor or Parent Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.  Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Party (including any person acting in a representative capacity) any rights or remedies against any person, including the Guarantors, except as expressly set forth herein.

10.           EXPENSES.  In the event that the a party hereto or any of its affiliates brings an action, suit or proceeding in respect of this Limited Guarantee, the other party in such action, suit or proceeding shall pay all reasonable fees and out-of-pocket expenses (including reasonable attorneys’ fees and disbursements) incurred by the prevailing party and such affiliate in connection therewith.  The Guarantor shall also reimburse the Guaranteed Party and its affiliates for all reasonable fees and out-of-pocket expenses (including reasonable attorneys’ fees and disbursements) incurred by the same in the representation of the Guaranteed Party and any of its affiliates in any bankruptcy, insolvency, reorganization or other debtor-relief proceeding of or relating to Merger Sub, Parent or the Guarantor to the extent that the Guaranteed Party or such affiliate is the prevailing party in the judgment rendered in any such proceeding.

11.           GOVERNING LAW.  This Limited Guarantee, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance of this Limited Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in this Limited Guarantee), shall be governed by the internal laws of the State of Nevada, without giving effect to any choice or conflict of laws provision or rule thereof.

12.           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE ACTIONS OF EACH OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

13.           COUNTERPARTS.  This Limited Guarantee may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

14.           ENTIRE AGREEMENT.  This Limited Guarantee constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, except for the Merger Agreement, and this Limited Guarantee is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

15.           JURISDICTION AND VENUE; SERVICE OF PROCESS.  Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Nevada and to the jurisdiction of any Federal court of the United States sitting in the State of Nevada, for the purpose of any action or proceeding arising out of or relating to this Limited

Guarantee and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Nevada state or federal court.  Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Limited Guarantee, on behalf of itself or its property, by personal delivery of copies of such process to such party.  Nothing in this Section 15 shall affect the right of any party to serve legal process in any other manner permitted by Law.

16.           SEVERABILITY.  If any term or other provision of this Limited Guarantee is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Limited Guarantee shall nevertheless remain in full force and effect; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Section 3 hereof.  No party hereto shall assert, and each party shall cause its respective affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

17.           HEADINGS.  Headings are used for reference purposes only and do not affect the meaning or interpretation of this Limited Guarantee.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first above written.

GUARANTOR:

COLONY INVESTORS VII, L.P.,
by Colony Capital VII, L.P., its general partner
by Colony GP VII, LLC, its general partner

By:	/s/ Jonathan H. Grunzweig
Name: Jonathan H. Grunzweig
Title: Vice President

COLONY INVESTORS VIII, L.P.,
by Colony Capital (US) VIII, LLC, its general partner

By:	/s/ Jonathan H. Grunzweig
Name: Jonathan H. Grunzweig
Title: Vice President

COLONY PARALLEL INVESTORS VIII HOLDINGS, L.P.,
by Colony Capital (Parallel) Holdings VIII, LLC, its general partner

By:	/s/ Jonathan H. Grunzweig
Name: Jonathan H. Grunzweig
Title: Vice President

GUARANTEED PARTY:

STATION CASINOS, INC.

By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Executive Vice President, General Counsel and Secretary